[redacted]

09059939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-33465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

MARC J. LANE & COMPANY

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LASALLE STREET, SUITE 2100
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC J. LANE (312) 372-1040
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, MARC J. LANE, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

MARC J. LANE & COMPANY as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Subscribed and sworn to before me this 23rd day of February, 2009

Notary Public

OFFICIAL SEAL
John J. Lapinski
Notary Public, State of Illinois
My Commission Expires 11/18/2012

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARC J. LANE & COMPANY
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2008

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Marc J. Lane & Company
Chicago, Illinois

I have audited the accompanying statement of financial condition of Marc J. Lane & Company as of December 31, 2008. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marc J. Lane & Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

February 20, 2009

MARC J. LANE & COMPANY
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS

Cash in Bank		$ 118
Securities Owned, at Market Value		197,680
Deposit with Broker		25,000
Due from Broker		15,612
Prepaid Expenses		7,763
Accounts Receivable		320
Total Current Assets		$ 246,493
TOTAL ASSETS		$ 246,493

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Officer's Loan Payable		$ 49,517
Accounts Payable		1,950
Accrued Expenses		8,091
Total Current Liabilities		$ 59,558
STOCKHOLDER'S EQUITY		
Capital Stock - Common; No Par Value; 1,000 Shares Authorized Issued and Outstanding	$ 6,000	
Additional Paid In Capital	112,950	
Retained Earnings	67,985	
Total Stockholder's Equity		186,935
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 246,493

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Marc J. Lane & Company (the Company) was incorporated in the state of Illinois on March 28,1985. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and as a fully disclosed broker dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in compliance with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

Effective July 1, 1987 the Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of August 1, 2003 the Company leased office space under an noncancellable lease which now expires on February 28, 2010. The Company paid $39,600 in rent expense under the terms of this lease in 2008. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2008:

Year Ending:	December 31, 2009	$ 78,460
	February 28, 2010	13,408
	Total Lease Commitment	$ 91,868

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments are used for trading purposes, including hedges of trading instruments, and are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. None were recorded on the Company's books as of December 31, 2008.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions. No derivative transactions were entered into during the year ended December 31, 2008.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliated company. (See Note 2 - Operating Lease Commitment.) The Company's stockholder is the stockholder of the affiliated company. At December 31, 2008 the Company had no outstanding accounts receivable from or payable to its affiliated company.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $50,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital and net capital requirements of $69,552 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 86%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.